Exhibit 20


                      PRESS RELEASE DATED JANUARY 29, 1998


Frederick Brewing Co. Finalizes Mergers With Wild Goose Brewery and Brimstone Brewing Co.

January 29, 1998 8:10 AM EST

FREDERICK, Md., Jan. 29--Frederick Brewing Co. (Nasdaq: BLUE), brewers of Blue Ridge(R) beers, Hempen Ale(TM) and Hempen Gold(TM) announced today that it has finalized the acquisition of both Wild Goose Brewery of Cambridge, Maryland and Brimstone Brewing Co. of Baltimore, Maryland. These transactions, which create the Mid-Atlantic's largest craft brewery, were announced on December 16, 1997.

Under the terms of the agreements, Frederick Brewing Co. (FBC) paid approximately $3 million for Wild Goose Brewery, consisting of retirement of debt and the issuance of FBC common stock. FBC also issued 80,000 shares of common stock for the brands and formulas of Brimstone Brewing Co. Both Wild Goose Brewery and Brimstone Brewing Co. will be operated as wholly owned subsidiaries of Frederick Brewing Co., with all brewing operations transferred to FBC's new state-of-the-art facility in Frederick, Maryland.

Founded in 1989, Wild Goose Brewery produces strictly traditional British ales; its largest seller is Wild Goose India Pale Ale (IPA). Originally brewed in England for shipment to the British Empire, IPAs were given an extra dosage of hops to help preserve the brew during long sea voyages. Other popular year-round styles include Wild Goose Amber Ale, Porter, Oatmeal Stout and Snow Goose, a winter seasonal.

Brimstone Brewing Co. was founded in 1993 by Marc Tewey, who grew the company from his homebrewing days as a student at Loyola College in Maryland. Its flagship brand, Stone Beer, is produced using the ancient technique of adding fire-heated rocks to the brewkettle. Brimstone also makes Honey Red Ale, Irish Wake Stout and Big Strong Ale, a barleywine of more than 12 percent alcohol by volume.

Founded in 1992, Frederick Brewing Co. completed a successful initial public offering in 1996. In March 1997, the company moved from a converted warehouse to a purpose-built, 57,000-square-foot facility, which has an annual capacity of 80,000 barrels and is expandable to 300,000. Frederick Brewing Co.'s beers are sold in 31 states and the District of Columbia. The three companies estimate combined sales of approximately 35,000 barrels in 1997.

For more information, please contact B.L. Francis with Corporate Relations Group, Inc. at 800-444-4980, or Jonathan Gambill with Frederick Brewing Co. at 301-694-7899, extension 122 or visit the company's Web sites at http://www.fredbrew.com and http://hempenale.com.

Except for historical information, this press release contains forward-looking statements that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the actual management of growth, competition and other risks detailed in the company's SEC filings. Actual results may differ materially from such information set forth herein.